U.S. Securities and Exchange Commission July 15, 2024 Page 1
July 15, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Madeleine Joy Mateo

Re:	TWFG, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 9, 2024
File No. 333-280439
Ladies and Gentlemen:
On behalf of TWFG, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), reference is made to the letter dated July 12, 2024 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1, File No. 333-280439 ( “Amendment No. 1”).
Separately today, the Company has filed with the Commission Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”) through EDGAR in response to the Staff’s comments.
For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto (including page references to Amendment No. 2, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.
Amendment No. 2 to Registration Statement on Form S-1
Unaudited Pro Forma Financial Information, page 89
1.We note the presentation of columns for both transaction accounting adjustments and for offering adjustments. The information presented as “offering adjustments” would appear to be representative of “transaction accounting adjustments” pursuant to Article 11 of Regulation S-X. Please revise the disclosures to adequately reflect and label the pro forma adjustments within an individual column in accordance with Article 11 of Regulation S-X.
In response to the Staff’s comment, the Company has revised the disclosure on pages 91, 92, 95, and 96 of Amendment No. 2.

U.S. Securities and Exchange Commission July 15, 2024 Page 2
Notes to Unaudited Pro Forma Consolidated and Combined Statements of Operations, page 93
2.Please tell us and revise the disclosures to address how the effective income tax rate of 3.5%, which is reflective of U.S. federal, state and local income taxes, was determined.
In response to the Staff’s comment, the Company has added the tabular disclosure to footnote 4 on page 93 of Amendment No. 2 to explain how the effective income tax rate of 3.5% was determined.
Principal Stockholders, page 165
3.Please identify the natural persons who have voting or dispositive power with respect to GHC Woodlands Holdings, Inc.
In response to the Staff’s comment, the Company has revised the disclosure on pages 166 and 167 of Amendment No. 2.
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If you have any questions or require additional information in the course of your review of the foregoing, please call me at (713) 220-5812 or, in my absence, John Goodgame at (713) 220-8144 or Shar Ahmed at (713) 220-8126.

Sincerely,

/s/ W. Robert Shearer

W. Robert Shearer
cc:
TWFG, Inc.
Richard F. (“Gordy”) Bunch III
Katherine C. Nolan
Janice E. Zwinggi
Akin Gump Strauss Hauer & Feld LLP
John Goodgame
Shar Ahmed